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NEWS RELEASE

SHAW ANNOUNCES 5% INCREASE IN DIVIDENDS TO $0.88 PER ANNUM

Calgary, Alberta (January 14, 2010) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $0.88 on Shaw’s Class B Non-Voting Participating Shares and $0.8775 on Shaw’s Class A Participating Shares. This represents an increase of 5% or $0.04 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 30, 2010.

The Company continues to deliver solid operational and financial results which demonstrate the strength of its competitive positive and prospects for future growth. Accordingly, Shaw’s Board of Directors determined that a dividend increase at this time is an appropriate use of the Company’s free cash flow. Based on the January 13, 2010 closing stock price, the new dividend rate represents a yield of 4.3%.

Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.073333 on Shaw’s Class B Non-Voting Participating Shares and $0.073125 on Shaw’s Class A Participating Shares, payable on each of March 30, 2010, April 29, 2010 and May 28, 2010 to all holders of record at the close of business March 15, 2010, April 15, 2010 and May 15, 2010, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including over 1.7 million Internet and 900,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca